EXHIBIT 99.1

GRUPO TRANSPORTACIÓN FERROVIARIA
MEXICANA, S. A. DE C. V.

COMBINED AND CONSOLIDATED
FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

GRUPO TRANSPORTACIÓN FERROVIARIA
MEXICANA, S. A. DE C. V.

COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Grupo Transportación Ferroviaria Mexicana, S. A. de C. V.

We have audited the accompanying consolidated balance sheets of Grupo Transportación Ferroviaria Mexicana, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and the related combined and consolidated statements of income, of changes in stockholders’ equity and of cash flows for each of the three years in the period ended December 31, 2004, all expressed in US dollars. These combined and consolidated financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these combined and consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with International Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned combined and consolidated financial statements present fairly, in all material respects, the consolidated financial position of Grupo Transportación Ferroviaria Mexicana, S. A. de C. V. and subsidiaries as of December 31, 2004 and 2003, and the combined and consolidated results of their operations, the changes in their stockholders’ equity and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with International Financial Reporting Standards.

International Financial Reporting Standards vary in certain significant respects from Accounting Principles Generally Accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 18 to the combined and consolidated financial statements.

PricewaterhouseCoopers, S.C.

Abraham Fuentes
Audit Partner

Mexico City, March 28, 2005

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GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.

CONSOLIDATED BALANCE SHEETS
(Note 1)

(amounts in thousands of US dollars)

	December 31,
	2003	2004
Assets
Current assets:
Cash and cash equivalents	$3,597	$14,245
Accounts receivable - net of allowance for doubtful accounts of $3,921 in 2003 and $3,871 in 2004	101,595	106,014
Amounts due from related parties (Note 11)	1,550	31,569
Taxes recoverable (Note 3)	51,244	41,902
Other accounts receivable - Net (Note 4)	34,046	30,155
Materials and supplies (Note 5)	16,693	21,738
Other current assets (Note 6)	13,090	7,036

Total current assets	221,815	252,659

Long-term account receivable	1,350	1,233
Concession rights and related assets - Net (Note 7)	1,174,217	1,130,917
Property, machinery and equipment - Net (Note 8)	632,431	558,669
Investment held in associate companies (Note 2a.)	8,020	8,061
Intangible assets	1,163	678
Deposits	411	4,324
Deferred income taxes (Note 16)	78,845	100,870

Total assets	$2,118,252	$2,057,411

Liabilities and stockholders’ equity
Short-term liabilities:
Current portion of long-term debt (Note 9)	$196,652	$68,835
Current portion of capital lease obligations (Note 17)	414	373
Amounts due to related parties (Note 11)	6,150	3,907
Suppliers	76,902	57,169
Advance payments from customers	5,809	3,859
Accounts payable	32,897	44,930
Provisions and accrued expenses (Note 12)	38,079	30,704

Total short-term liabilities	356,903	209,777

Long-term portion of capital lease obligations (Note 17)	1,556	1,255
Long-term debt (Note 9)	745,189	816,659
Other long-term liabilities (Note 13)	33,724	25,204

Total long-term liabilities	780,469	843,118

Total liabilities	1,137,372	1,052,895

Minority interest (Note 2o.)	317,475	322,543

Stockholders’ equity (Note 14):
Common stock, 10,063,570 shares authorized and issued without par value	807,008	807,008
Treasury shares	(204,904)	(204,904)
Effect on purchase of subsidiary shares	(33,562)	(33,562)
Retained earnings	94,863	113,431

Total stockholders’ equity	663,405	681,973

Total liabilities and stockholders’ equity	$2,118,252	$2,057,411

The accompanying notes are an integral part of these consolidated financial statements.

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GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.

COMBINED AND CONSOLIDATED STATEMENTS OF INCOME
(Notes 1)

(amounts in thousands of US dollars, except per share amounts)

	Year ended December 31,
	2002	2003	2004
Transportation revenues	$712,140	$698,528	$699,225

Costs and expenses:
Salaries, wages and employee benefits	124,413	121,762	117,386
Purchased services	163,835	155,594	150,421
Fuel, material and supplies	58,594	71,843	89,381
Other costs	129,428	130,769	127,792
Depreciation and amortization	82,552	86,554	88,375

	558,822	566,522	573,355

Income on transportation	153,318	132,006	125,870

Other expenses - Net (Note 15)	(20,524)	(35,664)	(6,438)

Operating income	132,794	96,342	119,432

Interest income	4,974	1,509	514
Interest expense	(101,722)	(112,641)	(111,973)
Exchange (loss) gain - Net	(17,411)	(13,695)	429

Net financing cost	(114,159)	(124,827)	(111,030)

Equity earnings in associates (Note 2a)	1,269	282	41

Income (loss) before provision for income taxes and minority interest	19,904	(28,203)	8,443

Current and deferred income tax (Note 16)	(30,233)	(32,890)	15,194

(Loss) income before minority interest	(10,329)	(61,093)	23,637
Minority interest	2,341	12,154	(5,069)

Net (loss) income for the year	$(7,988)	$(48,939)	$18,568

Net (loss) income for the year per share (basic and diluted) (Note 2p.)	$(.89)	$(6.45)	$2.45

Weighted average shares outstanding	9,011	7,585	7,585

The accompanying notes are an integral part of these combined and consolidated financial statements.

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GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.

COMBINED AND CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED
DECEMBER 31, 2002, 2003 AND 2004
(Notes 1 and 14)

(amounts in thousands of US dollars)

			Effect on
			purchase of
	Common	Treasury	subsidiary	Retained
	stock	shares	shares	earnings	Total
Balance at December 31, 2001	$807,008		$17,912	$151,512	$976,432

Effect on purchase of subsidiary shares			(51,474)	278	(51,196)

Treasury shares		$(204,904)			(204,904)

Net loss for the year				(7,988)	(7,988)

Balance at December 31, 2002	807,008	(204,904)	(33,562)	143,802	712,344

Net loss for the year				(48,939)	(48,939)

Balance at December 31, 2003	807,008	(204,904)	(33,562)	94,863	663,405

Net income for the year				18,568	18,568

Balance at December 31, 2004	$807,008	$(204,904)	$(33,562)	$113,431	$681,973

The accompanying notes are an integral part of these combined and consolidated financial statements.

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GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Note 1)

(amounts in thousands of US dollars)

	Year ended December 31,
	2002	2003	2004
Cash flows from operating activities:

Net (loss) income for the year	$(7,988)	$(48,939)	$18,568

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	82,552	86,554	88,375
Amortization of discount on senior unsecured debentures and commercial paper	23,158	370	47
Income tax and deferred income tax expense (benefit)	30,233	32,890	(15,194)
Minority interest	(2,341)	(12,154)	5,069
Loss on sale of property, machinery and equipment and write off of cost of property and machinery — Net	6,897	2,909	3,704
Gain on sale of Mexrail’s shares including the call option			7,355
Changes in other assets and liabilities:
Accounts receivable	12,966	(10,999)	(12,399)
Other accounts receivable	(36,915)	21,338	7,680
Materials and supplies	3,068	3,568	(5,696)
Other current assets	(2,170)	(957)	(5,792)
Amounts due to related parties	(4,180)	741	(14,217)
Accounts payable and accrued expenses	13,811	27,269	(3,913)
Other non-current assets and long-term liabilities	(6,345)	(2,926)	12,105

Total adjustments	120,734	148,603	67,124

Net cash provided by operating activities	112,746	99,664	85,692

Cash flows from investing activities:

Net proceeds from sale of Mexrail’s shares			27,147
Investment in Mexrail	(44,000)
Sales of property, machinery and equipment	642	2,390	420
Acquisition of property, machinery and equipment	(89,355)	(73,121)	(41,143)
Acquisition of treasury shares	(162,575)

Net cash used in investing activities	(295,288)	(70,731)	(13,576)

Cash flows from financing activities:

Payments under commercial paper	(340,000)	(37,001)	(10,000)
Proceeds from commercial paper	196,738		20,000
Proceeds from senior notes	175,241
Proceeds from term loan facility	128,000
Principal payment of term loan facility		(18,286)	(71,129)
Principal payments under capital lease obligations	(298)	(298)	(339)

Net cash provided by (used in) financing activities	159,681	(55,585)	(61,468)

(Decrease) increase in cash and cash equivalents	(22,861)	(26,652)	10,648
Cash and cash equivalents:
Beginning of the year	53,110	30,249	3,597

End of the year	$30,249	$3,597	$14,245

Supplemental information:

Cash paid during the year for interest	$58,525	$98,626	$97,604

Non-cash transactions:

Due from Mexican Government	$93,555

Due from related parties	$20,000

Assets acquired through capital lease obligation		$120

The accompanying notes are an integral part of these combined and consolidated financial statements.

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GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA, S. A. DE C. V.

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(amounts in thousands of US dollars ($) or thousands of Pesos (Ps), except number of shares)

NOTE 1 — THE COMPANY:

Grupo Transportación Ferroviaria Mexicana, S. A. de C. V. (“Grupo TFM”) was incorporated on July 12, 1996. In December 1996, Grupo TFM was awarded the right to acquire (the “Acquisition”) an 80% interest in TFM, S. A. de C. V. (“TFM” or the “Company”), formerly Ferrocarril del Noreste, S. A. de C. V. pursuant to a stock purchase agreement.

Grupo TFM is a non-operating holding company with no material assets or operations other than its investment in the Company and Arrendadora TFM, S. A. de C. V. (“Arrendadora TFM”). The stockholders of Grupo TFM are TMM Multimodal, S. A. de C. V. (“TMM Multimodal”), an indirect subsidiary of Grupo TMM, S. A. de C. V. (“Grupo TMM”), Nafta Rail, S. A. de C. V. (“Nafta”), an indirect subsidiary of Kansas City Southern (“KCS”) and TFM. See Note 14.

Arrendadora TFM was incorporated on September 27, 2002 under the Mexican Law regulations and its only operation is the leasing to TFM of the locomotives and cars acquired through the privatization previously transferred by TFM (locomotives in 2002 and cars in 2003). Arrendadora TFM is a subsidiary of TFM.

TFM lines form a strategically important rail link within Mexico and to the North American Free Trade Agreement corridor. TFM lines directly link Mexico City and Monterrey (as well as Guadalajara through trackage rights) with the ports of Lázaro Cárdenas, Veracruz and Támpico and the Mexican/United States border crossings of Nuevo Laredo-Laredo, Texas and Matamoros-Brownsville, Texas.

A significant portion of the Company’s employees are covered under a collective bargaining agreement dated July 1, 2003. Under this labor agreement, the compensation terms of the collective bargaining agreement are subject to renegotiation on an annual basis, whereas all other terms are to be renegotiated every two years.

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On February 27, 2002, Grupo TMM and KCS announced that they had agreed to sell Mexrail Inc. (a US company), and its wholly owned subsidiary, the Tex-Mex Railway, to TFM for an aggregate price of $64 million ($32.6 million to Grupo TMM and $31.4 million to KCS). The sale was completed on March 27, 2002 and the purchase price was paid by crediting an account receivable amounting to $20,000 due from Grupo TMM, and the remaining balance of $44,000 was paid in cash. As a result, Mexrail, Inc., with its wholly owned subsidiary, the Tex-Mex Railway, became wholly owned subsidiaries of TFM.

The purchase of Mexrail Inc. by TFM was accounted for at historical cost in a manner similar to a pooling of interests because it is considered a business reorganization among companies within the same control group. As a result, all the assets and liabilities acquired by TFM were recorded at their historical cost. The transaction resulted in a reduction of stockholders’ equity, at TFM level amounting to $41,952 representing the difference between the historical carrying value of the assets and liabilities acquired and the purchase price of $64,000. Thus, the transaction at the Grupo TFM level was accounted as a reduction of stockholders’ equity amounting to $33,562 and to minority interest amounting to $8,390.

For financial reporting purposes, the transaction has been retroactively reflected for all the previous periods on a historical cost basis in a manner similar to a pooling of interest.

On May 9, 2003, TFM sold a 51% interest in Mexrail and its wholly owned subsidiary, the Tex-Mex Railway, to KCS for $32.6 million. Within two years of the date of this agreement, TFM had the right to repurchase all of the shares from KCS at any time for an amount equal to the purchase price. Since the sale was conditional on obtaining approval of the transaction by the U.S. Safety Transportation Board (STB), TFM recognized a liability for the net present value of the purchase price. Proceeds from the sale were re-invested in TFM. In September 2003, TFM reacquired for $32.6 million the shares previously transferred to KCS, and the related liability was canceled.

Grupo TMM and TFM entered into a new Stock Purchase Agreement on August 16, 2004 (“New Mexrail Stock Purchase Agreement”). Pursuant to the terms of the agreement, KCS purchased from TFM 51% of the outstanding shares of Mexrail Inc., for $32.7 million, and placed these shares into trust pending STB approval. The terms of the new Mexrail Stock Purchase Agreement are substantially similar to the May 9, 2003 Stock Purchase Agreement, but TFM does not have any right to repurchase the Mexrail shares sold to KCS and KCS is obligated to purchase the remaining shares of Mexrail owned by TFM on or before October 31, 2005 at a fixed price of $31.4 million.

As a result of the sale of Mexrail, in August 2004, Grupo TFM derecognized the assets and liabilities associated with this business and recognized a net gain of 3.2 million (netted of legal fees) related to the sale of the 51%, consisting of the net proceeds over the carrying value of 51% of the investment. As for the remaining 49%, this also been derecognized and the receivable related to this portion of the sale equivalent to $27.2 million has been recognized. The value of the call option, has also been recognized. Effective August 2004, Grupo TFM has no significant involvement with its remaining investment in Mexrail and hence, ceased applying equity method accounting.

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NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Grupo TFM and subsidiaries prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”) expressed in U.S. dollars, which differ in certain material respects from those under United States of America Generally Accepted Accounting Principles (“U.S. GAAP”). See Note 18. The most significant accounting policies are described below.

a. Consolidation

The consolidated financial statements include subsidiaries which are fully consolidated from the date on which control is transferred to Grupo TFM.

Subsidiaries

Subsidiaries are all entities over which Grupo TFM has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the the voting rights. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Grupo TFM, except for the acquisition of Mexrail in 2002 which was considered a business reorganization of companies under the same control group. Therefore such transaction was accounted at historical cost.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

All intercompany transactions, balances and unrealized gains on transaction between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by Grupo TFM.

Associates

Associates are all entities over which the Grupo TFM has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost.

TFM’s 25% interest in the Mexico City rail terminal is accounted for using the equity method of accounting.

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When Grupo TFM’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognized further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between Grupo TFM and its associates are eliminated to the extent of Grupo TFM’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

b. Translation

Although Grupo TFM and subsidiaries are required to maintain for tax purposes their books and records in Mexican pesos (“Ps”), except Mexrail and its subsidiary until August 2004, Grupo TFM and subsidiaries keep records and use the US dollar as their functional and reporting currency as the US dollar is the currency that reflects the economic substance of the underlying events and circumstances relevant to the entity (i.e. historical cost convention).

Monetary assets and liabilities denominated in Mexican pesos are translated into US dollars using current exchange rates. The difference between the exchange rate on the date of the transaction and the exchange rate on the settlement date, or balance sheet date if not settled, is included in the income statement as a foreign exchange gain/loss. Non monetary assets or liabilities originally denominated in Mexican pesos are translated into US dollars using the historical exchange rate at the date of the transaction. Capital stock transactions and minority interest are translated at historical rates. Results of operations are mainly translated at the monthly average exchange rates. Depreciation and amortization of non-monetary assets are translated at the historical exchange rate.

c. Cash and cash equivalents

Cash and cash equivalents represent highly liquid interest-bearing deposits and investments with an original maturity of less than three months.

d. Accounts receivable

Accounts receivable are carried at original invoice amount less a provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

If it is probable that the Company will not be able to collect amounts due according to the contractual term of receivables, an impairment or bad debt loss is recognized. The amount of the loss is the difference between the carrying value of the assets and the undiscounted future cash flows since these are generally short-term receivables. The carrying amount of the asset is reduced to its estimated recoverable amount through use of an allowance account. The amount of the loss is included in net profit or loss for the period.

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e. Materials and supplies

Materials and supplies, consisting mainly of fuel and items for maintenance of property and equipment, are valued at the lower of the average cost and net realizable value.

f. Concession rights and related assets

Costs incurred by the Company to acquire the concession rights and related assets were capitalized and are amortized on a straight-line basis over the estimated useful lives of the related assets and rights acquired (see Notes 7 and 8). The purchase price to acquire the concession rights and related assets was allocated to the identifiable assets acquired and liabilities assumed in connection with the privatization process (see Note 7) based on their estimated fair value.

The assets acquired and liabilities assumed include:

(i)	The tangible assets acquired pursuant to the asset purchase agreement, consisting of locomotives, rail cars and materials and supplies;

(ii)	The rights to utilize the right of way, track structure, buildings and related maintenance facilities of the TFM lines;

(iii)	The 25% equity interest in the company established to operate the Mexico City rail terminal facilities; and

(iv)	Finance lease obligations assumed.

g. Property, machinery and equipment

Machinery and equipment acquired through the asset purchase agreement were initially recorded at their estimated fair value. Subsequent acquisitions are stated at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the respective fixed assets (see Note 8).

Recurring maintenance and repair expenditures are charged to operating expenses as incurred. The cost of rebuilding locomotives is capitalized once the expenditure is incurred and is amortized over the period in which benefits are expected to be received (estimated to be eight years).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement (see Note 15).

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h. Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit against which the temporary differences can be utilized, will be available.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

i. Employees’ statutory profit sharing

Employees’ statutory profit sharing is determined by the Company at the rate of 10% on taxable income, adjusted as prescribed by the Mexican Income Tax Law. For the years ended December 31, 2002, 2003 and 2004, there was no basis for employees’ statutory profit sharing.

j. Borrowings

Borrowings are recognized initially as the proceeds received, net of transactions costs incurred. Borrowings are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transactions costs) and the redemption value is recognized in the income statement over the period of the borrowings.

k. Seniority premiums

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service are expensed in the years in which the services are rendered. At December 31, 2003 and 2004, the Company had a provision of $847 and $1,037, respectively, which is included in other long-term liabilities in the combined and consolidated balance sheets.

Other compensations based on length of service to which employees may be entitled in the event of dismissal, in accordance with the Mexican Federal Law, are charged to the income statement of in the year in which they become payable.

l. Revenue recognition

Revenue comprises the fair value for services, net of rebates and discounts and after the elimination of revenue within subsidiaries. Revenue is recognized proportionally as a shipment moves from origin to destination.

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m. Intangible assets and long-lived assets

The carrying value of intangible assets and long-lived assets are periodically reviewed by the Company and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset’s net selling price and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable discounted cash flows.

n. Leases

Leases of property, machinery and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

o. Minority interest

The minority interest reflects the 20% share of the Company held by the Government.

p. Net income (loss) per share

Net income (loss) per share is calculated based on the weighted average number of shares outstanding during the year. There are no potential dilutive instruments outstanding therefore basic and diluted earning per share are the same.

q. Use of estimates

The preparation of the consolidated financial statements requires Management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

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r. Provisions

Provisions for insurance claims from customers for merchandise damages during the freight and legal claims are recognized when Grupo TFM has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

s. Share capital

Ordinary shares are classified as equity. Grupo TFM does not have other equity instruments besides common stock.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are included in the cost of acquisition as part of the purchase consideration.

Where any subsidiary purchases Grupo TFM equity share capital (Treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes,) is deducted from equity attributable to the equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the equity holders. During 2002, 2003 and 2004 Grupo TFM has not cancelled, reissued or disposed of treasury shares.

t. Financial instruments and hedging activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Company may occasionally designate certain derivatives as either (1) a hedge of the fair value of a recognized asset or liability (fair value hedge), and (2) a hedge of a forecasted transaction or of a firm commitment (cash flow hedge).

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

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Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset (for example, property, plant and equipment) or of a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the income statement (for example, when the forecasted sale takes place).

Certain derivative transactions, while providing effective economic hedges under the Group’s risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted transaction ultimately is recognized in the income statement. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 10.

u. Segments

Grupo TFM is organized into one business segment (railways) and operates in one geographical segment (Mexico).

v. Financial risk management

(i) Financial risk factors

Grupo TFM enters into financial and commodity derivative instruments as a part of its risk management program including currency exchange contracts, interest rate arrangements and U.S. based fuel futures.

(ii) Foreign exchange risk

Grupo TFM operates internationally and is exposed to foreign exchange risk arising from exposure primarily with respect to the Mexican peso. Grupo TFM occasionally enters into derivative instruments to cover a portion of this risk.

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These contracts meet Grupo TFM policy for financial instruments, however did not meet the conditions to qualify for hedge accounting, hence are mark to market and accordingly gains and losses related to such transactions are recognized in the income statement. See Note 10.

(iii) Interest-rate risk

The Company’s income and operating cash flows are substantially independent of changes in market interest rates. The interest rates of the finance leases to which TFM is lessor are fixed at the inception of the lease. TFM’s policy is to maintain at least 75% of its borrowings in fixed-rate instruments. At year end December 31, 2003 and 2004, 80% and 85% were at fixed rates.

(iv) Concentration of risk

Over 15.9% of the Company’s transportation revenues are generated by the automotive industry, which is made up of a relatively small number of customers. In addition, the Company’s largest customer accounted for approximately 8% of transportation revenues. The Company performs ongoing credit valuations of its customers’ financial conditions and maintains a provision for impairment of those receivables.

w. Reclassifications

Certain figures of 2002 and 2003 were reclassified according to 2004 figures.

x. New accounting pronouncements

In December 2003, the International Accounting Standards Board (IASB) issued the revised version of fifteen standards, as a result of the Improvements Project. The revised IASs are:

IAS 1 Presentation or Financial Statements
IAS 2 Inventories
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 Events after the Balance Sheet
IAS 16 Property, Plant and Equipment
IAS 17 Leases
IAS 21 The Effects of Changes in Foreign Exchange Rates
IAS 24 Related Party Disclosures
IAS 27 Consolidated and Separate Financial Statements
IAS 28 Investments in Associates
IAS 31 Interests in Joint Ventures
IAS 32 Financial Instruments: Disclosure and Presentation
IAS 33 Earnings per Share
IAS 39 Financial Instruments: Recognition and Measurement
IAS 40 Investment Property

(16)

In February 2004, the International Accounting Board (IASB) issued IFRS 2, Share-based payments.

The above standards are effective for accounting periods commencing on 1 January 2005, with earlier application encouraged.

In March 2004, the IASB issued IFRS 3, Business Combinations; Amendments to IAS 36 Impairment of Assets; Amendments to IAS 38 Intangible Assets and IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

With the exception of IFRS 3, the revised and new standards are effective for accounting periods commencing on or after 1 January 2005. IFRS 3 applies to the accounting for business combinations for which the agreement date is on or after 31 March 2004. There were no business combination in 2004.

The Group has not early adopted any of the revised and new standards in preparing the consolidated financial information.

NOTE 3 — TAXES RECOVERABLE:

Taxes recoverable are summarized below:

	December 31,
	2003	2004
Special tax on production and services	$31,000	$27,700
Withholding tax (Car Hire)	4,917	4,957
Payroll taxes	5,013	5,064
Withholding tax on the sale of Mexrail’s shares		3,268
Value added tax — Net	9,884	83
Other	430	830

	$51,244	$41,902

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NOTE 4 — OTHER ACCOUNTS RECEIVABLE — NET:

	December 31,
	2003	2004
Services to foreign railroads	$12,786	$12,150
Car repairs	4,842	8,701
Insurance claims	9,794	3,670
Helm Financial Corporation	2,100	3,600
Employees Union	828	682
Other	3,696	1,352

	$34,046	$30,155

     NOTE 5 — MATERIALS AND SUPPLIES:

	December 31,
	2003	2004
General inventory	$15,742	$19,994
Locomotive fuel stock	1,810	2,603
Inventory reserve	(859)	(859)

	$16,693	$21,738

NOTE 6 — OTHER CURRENT ASSETS:

	December 31,
	2003	2004
Prepaid expenses	$4,815	$3,413
Advance to suppliers	5,602	1,623
Prepaid insurance premiums	2,673	2,000

	$13,090	$7,036

NOTE 7 — CONCESSION RIGHTS AND RELATED ASSETS:

In December 1996, the Mexican Government (the “Government”) granted TFM the Concession (the “Concession”) to operate the northeast rail lines for an initial period of fifty years, exclusive for thirty years, renewable, subject to certain conditions, for a second period of equal length.

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Under the terms of the Concession, the Company has the right to use and is obligated to maintain the right of way, track structure, buildings and related maintenance facilities to the operational standards specified in the concession agreement and to return the assets in that condition at the end of the concession period. The company had complied with its obligations and there was no outstanding obligation to carry out maintenance work at the end of 2004.

Concession rights and related assets are summarized below:

	2004
	Balance at			Balance at
	beginning of			end of
	year - net of			year - net of	Estimated
	accumulated			accumulated	useful
	amortization	Disposals	Amortization	amortization	lives
Land	$115,105		$2,648	$112,457	50
Buildings	25,516		1,162	24,354	27-30
Bridges	63,433		1,822	61,611	41
Tunnels	78,621		2,358	76,263	40
Rail	232,617	$550	10,294	221,773	29
Concrete and wood ties	95,331	725	4,757	89,849	27
Yards	86,587		2,996	83,591	35
Ballast	77,619	2,393	3,891	71,335	27
Grading	338,082		7,779	330,303	50
Culverts	10,244		718	9,526	21
Signals	1,057		55	1,002	26
Other	50,005		1,152	48,853	5-50

	$1,174,217	$3,668	$39,632	$1,130,917

	2003
	Balance at			Balance at
	beginning of			end of
	year - net of			year - net of	Estimated
	accumulated			accumulated	useful
	amortization	Disposals	Amortization	amortization	lives
Land	$117,753		$2,648	$115,105	50
Buildings	26,678		1,162	25,516	27-30
Bridges	65,255		1,822	63,433	41
Tunnels	80,979		2,358	78,621	40
Rail	242,997		10,380	232,617	29
Concrete and wood ties	100,592		5,261	95,331	27
Yards	89,582		2,995	86,587	35
Ballast	82,546	200	4,727	77,619	27
Grading	345,861		7,779	338,082	50
Culverts	10,962		718	10,244	21
Signals	1,112		55	1,057	26
Other	51,170		1,165	50,005	5-50

	$1,215,487	$200	$41,070	$1,174,217

Accumulated amortization of the concession rights as of December 31, 2003 and 2004, was $299.1 million and $342.4 million, respectively.

Amortization of concession rights was $40.2 million, $41.0 million, and $39.6 for the years ended December 31, 2002, 2003 and 2004, respectively.

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NOTE 8 — PROPERTY, MACHINERY AND EQUIPMENT:

Pursuant to the asset purchase agreement, the Company obtained the right to acquire locomotives and rail cars and various materials and supplies, formerly owned by FNM. The Company also agreed to assume the outstanding indebtedness, as of the commencement of operations, relating to certain locomotives originally acquired by FNM under finance lease arrangements (see Note 17). Legal title to the purchased assets was transferred to TFM at that time.

	2004
	Balance at						Balance at
	beginning of						end of	Estimated
	year - net of				Fixed (1)		year - net of	useful
	accumulated			Transfer and	asset		accumulated	lives
	depreciation	Additions	Disposals	others	Mexrail	Depreciation	depreciation	(years)
Locomotives	$100,035				$153	$11,610	$88,272	14
Freight cars	57,402		$84	$395	2,685	4,679	50,349	12 - 16
Machinery of workshop	5,448	$28			81	1,948	3,447	8
Machinery of road	20,190	57	3	4,824	357	2,139	22,572	14
Terminal and other equipment	49,361	1,312	1,129	6,965	4,974	4,103	47,432	1 - 15
Track Improvement	276,003	12,554		17,514	36,672	10,833	258,566	15 - 48
Buildings	5,977	30		(95)	845	191	4,876	20
Overhaul	44,807	7,241				11,368	40,680	8

	559,223	21,222	1,216	29,603	45,767	46,871	516,194
Land (2)	37,427	25			10,545		26,907
Construction in progress	35,781	19,896		(29,603)	10,506		15,568

	$632,431	$41,143	$1,216	$—	$66,818	$46,871	$558,669

(1)	Effect of deconsolidation of Mexrail as a result of sale to KCS (see Note 1).

(2)	Includes land under finance lease amounting to $ 3.0 and $ 3.0 in 2003 and 2004, respectively,

	2003
	Balance at					Balance at
	beginning of					end of	Estimated
	year - net of					year - net of	useful
	accumulated			Transfer and		accumulated	lives
	depreciation	Additions	Disposals	others	Depreciation	depreciation	(years)
Locomotives	$111,644				$11,609	$100,035	14
Freight cars	66,023	$122	$3,356		5,387	57,402	12 - 16
Machinery of workshop	7,000	5		$387	1,944	5,448	8
Machinery of road	21,712	310		78	1,910	20,190	14
Terminal and other equipment	35,528	1,212	177	17,951	5,153	49,361	1 - 15
Track improvement	234,769	27,391		22,939	9,096	276,003	15 - 48
Buildings	5,368	820	34		177	5,977	20
Overhaul	45,246	9,758			10,197	44,807	8

	527,290	39,618	3,567	41,355	45,473	559,223
Land	37,607	18	198			37,427
Construction in progress	44,470	33,485		(42,174)		35,781

	$609,367	$73,121	$3,765	$(819)	$45,473	$632,431

Accumulated depreciation of property, machinery and equipment as of December 31, 2003 and 2004, was $242.1 million and $259.4 million, respectively.

Depreciation of property, machinery and equipment was $42.8 million in 2002, $45.5 million in 2003 and $46.9 in 2004.

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NOTE 9 — FINANCING:

Financing is summarized as follows:

	December 31,
	2003	2004
	Net	Net
	Borrowings	Borrowings
Short-term debt:

Commercial paper (1)	$84,407

Current portion of long-term debt:

First Amended and Restated Credit Agreement (3)		$64,762
Term loan facility (2)	108,333
Interest payable	3,912	4,073

	$196,652	$68,835

	December 31,
	2003	2004
	Net	Net
	Borrowings	Borrowings
Long-term debt:

Senior notes due 2007 (4)	$150,000	$150,000
Senior discount debentures (5)	437,254	438,598
Senior notes due 2012 (6)	157,935	161,824
First Amended and Restated Credit Agreement (3)		66,237

	$745,189	$816,659

(1) Commercial paper

The commercial paper program consists of a two-year facility in the amount of $122,000, which is supported by a letter of credit issued under the bank facility. The commercial paper facility allows the Company to draw-down advances from time to time, subject to certain terms and conditions. The obligations of the commercial paper facility rank at least pari passu with the other senior unsecured indebtedness. The average interest rate for the years ended December 31, 2003 and 2004 was 1.28% and 1.17%, respectively. See (3) for refinancing.

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(2) Term loan facility

The term loan facility is a four-year term loan in the amount of $128,000. The term loan is payable in semi-annual installments beginning in September 2003 and ending in September 2006 and bearing interest at Libor plus applicable margin. The obligations of the term loan facility rank at least pari passu with the other senior unsecured indebtedness. The average interest rate for the years ended December 31, 2003 and 2004 was 3.97% and 3.78%, respectively. See (3) for refinancing.

(3) First Amended and Restated Credit Agreement due 2006

On June 24, 2004 the Company concluded negotiating with its lender for the amendments to the Term Loan and also the refinancing of its Commercial Paper Program to extend the final maturity date to September 17, 2006. Under the amendment, both facilities are comprised under one single term loan named First Amended and Restated Credit Agreement (FARCA). Amounts outstanding under the FARCA facility are secured by a first priority conditional pledge on the locomotives and other rolling stock owned by Arrendadora TFM.

The (FARCA) is a two year term loan in the amount of $186,429 ($162,570 in US dollar and $23,858 in Pesos). The dollar loan as well as the peso loan shall be payable in consecutive semi-annual installments beginning in September 2004 and ending in September 2006 and bearing interest at Libor plus applicable margin. The obligations of the FARCA rank at least pari passu with the other senior unsecured indebtedness.

The average interest rate for the year ended December 31, 2004 was 4.42% for the US dollar portion and 9.96% for peso portion.

Interest expense related with the FARCA amounted to $4,285, for the year ended December 31, 2004.

(4) Senior notes due 2007

In June 1997 the Company issued US dollar denominated securities bearing interest semiannually at a fixed rate of 10.25% and maturing on June 15, 2007.

Interest expense related with the senior notes amounted $16,167, for each one of the years ended December 31, 2002, 2003 and 2004.

(5) Senior discount debentures (“SDD”)

The US dollar denominated SDD were sold in June 1997, at a substantial discount from their principal amount of $443,501, and no interest was payable thereon prior to June 15, 2002. The SDD will mature on June 15, 2009. The SDD yield 11.75% fixed rate at semiannual specified date an accreted value, computed on the basis of semiannual compounding and maturing on June

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15, 2002. Interest on the SDD is payable semiannually at a fixed rate of 11.75%, commencing on December 15, 2002. The SDD are redeemable at the option of the Company, in whole or in part, at any time on or after June 15, 2002, at a certain redemption price of 100% starting on June 15, 2004 from and thereafter (expressed in percentages of principal amount at maturity), plus accrued and unpaid interest, if any.

Interest expense related with the SDD amounted $53,406, $54,796 and $54,796 during 2002, 2003 and 2004, respectively.

(6) Senior notes due 2012

In 2002, TFM completed a solicitation of consents of holders of 10.25% Senior Notes due 2007 and 11.75% SDD due 2009 senior notes and its debentures to an amendment providing for certain changes to the “Limitation on Restricted Payments”, “Limitation on Indebtedness”, and “Limitation on Liens” covenants in each of the indentures pursuant to which the securities were issued. TFM obtained the requisite consents and paid a fee of $16,972 to allow it to issue additional $180,000 in new debt and to purchase the call option shares in Grupo TFM held by the Government (see Note 14).

In June 2002, TFM issued senior notes for an aggregate principal amount of $180,000. The senior notes are denominated in dollars, bear interest semi-annually at a fixed rate of 12.50% and mature on June 15, 2012. The senior notes are redeemable at TFM’s option on or after June 15, 2007 and, subject to certain limitations. The senior notes were issued at a discount of $2.5 million, which is being amortized based on the interest method over its term.

The Company incurred and accounted for as transaction costs $25.1 million in consent and professional services fees in connection with the issuance of these notes and is being amortized based on the interest method over the term of the senior notes.

Interest expense related with the senior notes due 2012 amounted to $23,659, for the year ended December 31, 2003 and 2004.

Covenants

The agreements related to the above-mentioned loans include certain affirmative and negative covenants customary covenants and maintenance of certain financial conditions, including, among other things, dividend and other payment restrictions affecting restricted subsidiaries, limitation on affiliate transactions and restrictions and asset sales, with which Grupo TFM and subsidiaries were in compliance at December 31, 2004.

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     Maturity of long-term debt is as follows:

	December 31,
	2003	2004
	Net	Net
	Borrowings	Borrowings
2006		$66,237
2007	$150,000	150,000
2008
2009	595,189	438,598
2010 and thereafter		161,824

	$745,189	$816,659

NOTE 10 — FINANCIAL INSTRUMENTS:

Fuel swap contracts

The Company may occasionally seek to assure itself of more predictable fuel expenses through U.S. fuel swap contracts. TFM’s fuel hedging program covered approximately 25% of estimated annual fuel purchases. Hedge positions are also closely monitored to ensure that they will not exceed actual fuel requirements in any period.

As a result of the fuel swaps contracts acquired during 2003, the realized gain was $849.

The Company had not acquired any fuel future contracts during 2004 therefore, the Company did not have any fuel future contracts at December 31, 2004.

Foreign exchange contracts

The purpose of the Company’s foreign exchange contracts is to limit the risks arising from its peso-denominated monetary assets and liabilities.

The nature and quantity of any hedging transactions will be determined by Management based upon net assets exposure and market conditions.

As of December 31, 2002, the Company had one Mexican peso call option outstanding in the notional amount of $1.7 million, based on the average exchange rate of Ps11.0 per dollar. This option expired in May 29, 2003.

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Additionally, as of December 31, 2002, the Company had one forward contract outstanding in the notional amount of $10 million, based on the exchange rate of Ps9.769 per dollar. This forward expired on February 13, 2003.

As of December 31, 2003, the Company had two Mexican peso call options outstanding in the notional amount of $11.8 million and $1.7 million, respectively, based on the exchange rate of Ps13.00 and Ps.12.50 each one per dollar. These options expired on September 8, and May 29, 2004, respectively. The premium paid was $250 and $40, respectively.

As of December 31, 2004, the Company had two Mexican peso call options outstanding in the notional amount of $1.2 million and $1.7 million, respectively, based on the average exchange rate of Ps13.50 each one per dollar. These options will expire in September 12 and May 30, 2005, respectively. The premiums paid were $24 and $35, respectively, and were expensed since these contracts did not qualify for hedge accounting.

As of December 31, 2003 and 2004 the Company did not have any outstanding forward contracts.

Fair value of financial instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate carrying values because of the short maturity of these financial instruments.

The related fair value based on the quoted market prices for the Senior notes due 2007 and SDD or similar issues at December 31, 2003 was $142,922 and $446,956, and at December 31, 2004 was $159,750 and $451,816, respectively. The related fair value based on the quoted market prices for the senior notes due 2012 at December 31, 2003 and 2004 was $205,200 and $209,700, respectively. The fair value based on the quoted market prices for the first amended and restated credit agreement (FARCA) at December 31, 2004 was $133,685.

Foreign currency balances

At December 31, 2003 Grupo TFM had monetary assets and liabilities denominated in Mexican pesos of Ps1,325 million and Ps261 million and Ps1,137 million and Ps 374 million, at December 31, 2004, respectively. At December 31, 2003 and 2004 the exchange rate was Ps11.23 and Ps11.14 per US dollar, respectively. At March 28, 2005, date of issuance of these consolidated financial statements, the exchange rate was Ps11.19 per US dollar.

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NOTE 11 — BALANCES AND TRANSACTIONS WITH RELATED PARTIES:

	December 31,
	2003	2004
(1) Accounts receivable:

Terminal Ferroviaria del Valle de México, S. A. de C. V.	$1,550
KCS – receivable related to Mexrail (2)		$31,398
Other Grupo TMM’s subsidiaries		171

	$1,550	$31,569

(1) Accounts payable:

KCS	$4,345	$746
Terminal Ferroviaria del Valle de México, S. A. de C. V.		3,068
Other Grupo TMM’s subsidiaries	1,805
Tex-Mex Railway		93

	$6,150	$3,907

(1)	The accounts receivable and payable due from or due to related parties were driven by the services disclosed in the transactions with related parties.

(2)	Account receivable related to the remaining 49% interest in Mexrail including the value of the call option.

The most important transactions with related parties are summarized as follows:

	Year ended December 31,
	2002	2003	2004
Transportation revenue	$10,375	$13,784	$8,148

Terminal service	$(9,933)	$(8,605)	$(10,713)

Car lease	$(1,947)	$(2,256)	$(2,482)

Locomotive and car repair	$(49)	$8	$123

Management fee (a)	$(2,500)	$(2,500)	$(2,500)

Locomotive equipment lease	$(1,834)	$2,127	$3,638

Other	$295	$299	$448

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The principal services sold by TFM were general freight and locomotive equipment lease and the principal services received by TFM were terminal services, car lease and management services. These services are usually negotiated with related parties on a cost-plus basis.

(a) Grupo TMM management services agreement

The Company and Grupo TMM entered into a management services agreement pursuant to which Grupo TMM provides certain consulting and management services to the Company commencing May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, Grupo TMM is to be reimbursed for its costs and expenses incurred in the performance of such services.

(a) KCS Transportation Company (“KCSTC”) management services agreement

The Company and KCSTC, a wholly owned subsidiary of KCS, entered into a management services agreement pursuant to which KCSTC makes available to the Company certain railroad consulting and management services commencing May 1997 for a term of 12 months and which may be renewed for additional one-year periods by agreement of the parties. Under the terms of the agreement, KCSTC is to be reimbursed for its costs and expenses incurred in the performance of such services.

Amendments

On April 30, 2002, TFM and KCS, as successor in interest through merger with KCSTC, as well as TFM and Grupo TMM, entered into amendments to the management services agreements that provides for automatic annual renewal of the agreements and compensates KCS and Grupo TMM for their services under the agreements. The amendments state that KCS and Grupo TMM each are entitled to receive management fees equivalent to an annual rate of $1,250,000. The management services agreements are terminable by either party upon 60 days written notice.

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NOTE 12 – PROVISION AND ACCRUED EXPENSES:

Provisions

	Insurance
	claims from
	customers for
	merchandise
	damages
	during	Other
	the freight	provisions	Total
At January 1, 2004	$2,512	$1,980	$4,492
Charged to consolidated income statement
Additional provision	84,102	10,625	94,727
Unused amounts reversed		(1,318)	(1,318)
Used during the year	(81,868)	(10,955)	(92,823)

At 31 December 2004	$4,746	$332	$5,078

	Insurance
	claims from
	customers for
	merchandise
	damages
	during	Other
	the freight	provisions	Total
At January 1, 2003	$1,703	$1,788	$3,491
Charged to consolidated income statement
Additional provision	5,778	11,049	16,827
Used during the year	(4,969)	(10,857)	(15,826)

At 31 December 2003	$2,512	$1,980	$4,492

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Accrued Expenses are summarized below:

	December 31,
	2003	2004
Salaries and wages	$8,397	$6,561
Purchased services	18,179	12,337
Car repair and locomotive maintenance	7,011	6,728

	$33,587	$25,626

Total provisions and accrued expenses	$38,079	$30,704

NOTE 13 — OTHER LONG-TERM LIABILITIES:

	December 31,
	2003	2004
Alstom Transportes	$21,828	$13,867
Tax payable (1)	9,956	9,956
Seniority premium	847	1,037
Other	1,093	344

	$33,724	$25,204

(1)	Withholding tax payable in 2009 which is the maturity date for the senior discount debentures. (See Note 9).

NOTE 14 — STOCKHOLDERS’ EQUITY:

Grupo TFM’s capital stock is variable with a fixed minimum of Ps50,000 and an unlimited maximum. The capital stock of Grupo TFM is divided into series without par value, whose principal differences relate to: a) Series “A” shares with voting rights, which can be held only by persons or companies of Mexican nationality and represent up to 51% of the capital stock of Grupo TFM; b) Series “B” shares with voting rights, which can be held by persons or companies of non-Mexican nationality and represent up to 49% of the capital stock of Grupo TFM, unless authorized by the National Commission of Foreign Investments, in which case the percentage can be higher, and c) Series “L” shares with restricted voting rights, which are not entitled to a dividend preference.

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In connection with the original formation of Grupo TFM, the Government purchased a 24.63% non-voting interest in Grupo TFM for $198.8 million. The Government also granted the original shareholders of Grupo TFM an option (the “call option”) to purchase the Government’s equity interest in Grupo TFM. TFM has been appointed as the purchaser and, on July 29, 2002, purchased all of the call option shares for an aggregate purchase price of $256.1 million. The purchase price for the call option shares was financed through (1) a portion ($162,575) of the proceeds of the issuance of $180,000 of debt securities by TFM (see Note 9) and approximately $93,555 was applied against note receivables from the Government. Thus, the shares acquired by TFM are being considered as treasury shares.

At December 31, 2004 the capital stock of Grupo TFM is represented by 10,063,570 shares as follows:

	Number of shares	Number of shares
Stockholders	(fixed portion of capital stock)	(variable portion of capital stock)
	Series “A”	Series “A”

TMM Multimodal	25,500	3,842,901

	Series “B”	Sub-series “B”

Nafta	24,500	3,692,199

		Sub-series “L-2”

TFM (treasury shares)		2,478,470

Total	50,000	10,013,570

Pursuant to the new shares sub-series “L-2” granted to TFM, the voting rights attached to these shares are limited to the following matters: (i) extension of the duration of the Company; (ii) premature dissolution of the Company; (iii) change in the object of the Company; (iv) change of nationality of the Company; (v) transformation of the Company; (vi) merger with another company; (vii) the split-up of the Company and (viii) the cancellation of the registration of the shares with the Mexican Stock Exchange or any foreign stock exchange of the shares which might be registered. Except as described above, holders of Sub-series “L-2” shares have no voting rights. Grupo TFM Sub-series “L-2” shares do not confer upon the holders thereof any right to preference dividends.

The sub-series “L-1” shares that were previously held the by Government were cancelled as the call option was exercised by TFM.

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The Government retained a 20% interest in TFM’s shares and reserved the right to sell such shares by October 31, 2003 in a public offering. In the event that such public offering does not occur by October 31, 2003, Grupo TFM may purchase the Government’s equity interest in TFM at a purchase price equal to the per share price initially paid by Grupo TFM, indexed based on Mexican inflation. If Grupo TFM does not purchase the Government’s TFM interest, the Government may require Grupo TMM and KCS to purchase the TFM shares at the price discussed above. See Note 17.

Dividends paid are not subject to income tax if paid from the Net Tax Profit Account and will be taxed at a rate that fluctuates between 4.62% and 7.69% if they arise from the Reinvested Net Tax Profit Account dividends paid in excess of this account are subject to a tax equivalent to 42.85%, 40.84% or 38.91% depending on whether paid in 2005, 2006 or 2007 , respectively. The tax is payable by the Company and may be credited against its income tax in the same year or the following two years. Dividends paid from previously taxed profits are not subject to tax withholding or additional tax payment.

In the event of a capital reduction, any excess of stockholders’ equity over capital contributions, the latter restated in accordance with the provisions of the Income Tax Law, is accorded the same treatment as dividends.

NOTE 15 - OTHER EXPENSES NET:

	December 31,
	2002	2003	2004
Fees in VAT Lawsuit (1)	$(6,260)	$(26,701)	$(5,827)
Loss on sale of property and equipment	(5,030)	(1,857)	(65)
Cost of property and equipment write off (2)	(1,867)	(1,052)	(3,639)
Costs of locomotive sublease	(1,256)	(1,240)	(1,138)
Electric locomotive maintenance	(2,428)	(2,428)	(958)
Maintenance and electricity to catenary	(1,884)	(1,781)	(966)
Gain on Mexrail transaction			7,355
Gain on sale of Hercules Mariscala Line	2,384
Recoverable income tax		1,222	144
Other - Net	(4,183)	(1,827)	(1,344)

	$(20,524)	$(35,664)	$(6,438)

(1)	As a result of the resolution of the courts regarding the VAT claim, in which TFM won on August 13, 2003, TFM has paid to external lawyers handling the case on behalf of the Company, fees in accordance with the terms of the agreements. (See Note 17).

(2)	Property and equipment damaged in railroad repairs that is written off and replaced by new property and equipment.

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NOTE 16 - INCOME TAX, ASSET TAX AND TAX LOSS CARRYFORWARDS:

Income tax

Grupo TFM and its subsidiaries compute income tax on an individual basis. However, Grupo TFM and its subsidiaries (except Mexrail and its subsidiary) report tax results to Grupo TMM at the 60% from its holding interest in each subsidiary to determine Grupo TMM’s consolidated tax result. Thus, Arrendadora TFM owes income tax of $2,551 and $1,814 to Grupo TMM as of December 31, 2003 and has made advanced during 2004 amounting $1,841 which will be credited by TMM in the annual tax return.

Grupo TFM and its subsidiaries had historical consolidated losses (income) for tax purposes of $401,415, $234,403 and ($50,222) for the years ended December 31, 2002, 2003 and 2004, respectively. The difference between tax losses and book income (loss) is due principally to the inflation gain or loss recognized for tax purposes, the difference between book and tax depreciation and amortization, non-deductible expenses and temporary differences for certain items that are reported in different periods for financial reporting and income tax purposes.

The expense (benefit) for income tax charged to income was as follows:

	Year ended December 31,
	2002	2003	2004
Current income tax expense	$—	$10,763	$7,630
Deferred income tax expense	30,233	22,127	(22,824)

Net income tax expense (benefit)	$30,233	$32,890	$(15,194)

Reconciliation of the income tax expense based on the statutory income tax rate to recorded income tax expense was as follows:

	Year ended December 31,
	2002	2003	2004
Income (loss) before income tax	$19,904	$(28,203)	$8,443

Income tax at 35% in 2002 and 34% in 2003 and 33% in 2004	$6,967	$(9,589)	$2,786

(Decrease) increase resulting from:
Effects of inflationary and devaluation components	(43,251)	15,347	18,949
Indexation of depreciation and amortization	48,117	30,154	(18,329)
Effects of inflation and remeasurement of tax loss carryforwards	14,281	(9,222)	(25,098)
Non-deductible expenses	2,128	578	453
Change in tax rates	(1,837)	2,992	4,226
Other - Net	3,828	2,630	1,819

Net deferred income tax expense (benefit)	$30,233	$32,890	$(15,194)

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According to the amendments to the Mexican Income Tax Law enacted in 2004, the income tax rate will decrease one percent per year from 30% starting in 2005 up to 28% in 2007.

The components of deferred tax assets and (liabilities) are comprised of the following:

	December 31,
	2003	2004
Tax-loss carryforwards	$478,947	$442,613
Inventories and provisions - Net	20,597	29,188
Machinery and equipment	(48,224)	(32,540)
Concession rights	(367,949)	(335,128)
Other	(4,526)	(3,263)

Net deferred income tax asset	$78,845	$100,870

The Company has recognized deferred tax assets related to its tax loss carryforwards and other items after evaluating the reversal of existing taxable temporary differences. To the extent that the balance of the deferred tax assets exceeds the existing temporary differences, Management has evaluated the recoverability of such amounts by estimating future tax profits expected in the foreseeable future and the remaining tax loss carryforwards periods which extend between 2012 through 2046. The tax profits include estimates of profitability and macroeconomic assumptions which are based on management’s best estimate as of this date.

Asset tax

The Asset Tax Law establishes a tax of 1.8% on the average of assets, less certain liabilities, which is payable when it exceeds the income tax due. There was no asset tax due in 2002, 2003 and 2004.

Tax loss carryforwards

At December 31, 2004 Grupo TFM and its subsidiaries had consolidated tax loss carryforwards, which under the Mexican Income Tax Law are inflation-indexed through the date of utilization as shown in next page.

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	Inflation-indexed
Year in which	amounts as of	Year of
loss arose	December 31, 2004	expiration
1997	$228,096	2046
1998	358,895	2046
1999	9,569	2046
2000	169,249	2046
2001	72,695	2046
2002	421,718	2012
2003	305,240	2046

	$1,565,462

NOTE 17 - COMMITMENTS AND CONTINGENCIES:

Commitments:

Concession duty

Under the Concession, the Government has the right to receive a payment from the Company equivalent to 0.5% of the gross revenue during the first 15 years of the Concession period and 1.25% during the remaining years of the Concession period. For the years ended December 31, 2002, 2003 and 2004 the concession duty expense amounted to $3,267, $3,599 and $3,359, respectively, which was recorded as an operating expense.

Finance lease obligations

At December 31, 2003 and 2004, the outstanding indebtedness corresponds to two land financial leases for a period of ten years, in which TFM has the option to purchase at the end of the agreement term.

Locomotives operating leases

In May 1998 and September 1999, the Company entered into operating lease agreements for 75 locomotives each, which expire over the next 17 and 18 years, respectively. At the end of the contracts the locomotives will be returned to the lessor. As of December 31, 2004, the Company had received 150 locomotives. Rents under these agreements amounted $29.1 million in 2002, $29.1 million in 2003 and $29.1 million in 2004.

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Future minimum payments, by year and in the aggregate, under the aforementioned leases are as follows:

	At December 31,
Year ending December 31,	2003	2004
2004	$29,135
2005	29,095	$29,095
2006	29,095	29,095
2007	29,095	29,095
2008 and thereafter	29,135	29,095
2009 and thereafter	315,038	29,095
2010 and thereafter		285,983

	$460,593	$431,458

Railcars operating leases

The Company leases certain railcars under agreements, which are classified as operating leases. The term of the contracts fluctuate between 3 and 15 years. Future minimum rental payments, under these agreements are shown as follows:

	At December 31,
Year ending December 31,	2003	2004
2004	$31,930
2005	15,592	$33,871
2006	12,642	31,255
2007	10,433	27,139
2008	9,498	23,168
2009 and thereafter	40,942	18,233
2010 and thereafter		60,107

	$121,037	$193,773

Locomotives maintenance agreements

The Company has entered into two locomotives maintenance agreements, which expire in 2004 and 2018 with third-party contractors. Under current arrangements, the contractors provide both routine maintenance and major overhauls at an established rate in a range from four to five hundred dollars per locomotive per day.

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Track maintenance and rehabilitation agreement

In May 2000, the Company entered into a track maintenance and rehabilitation agreement, which expires in 2012. Under this contract, the contractor provides both routine maintenance and major rehabilitation to the Celaya - Lazaro Cardenas stretch, which is comprised of approximately 350 miles. Maintenance and rehabilitation expense amounted to $35.6 million in 2002, $3.4 million in 2003 and $3.4 million in 2004. Under this agreement, the Company estimates receiving future services totally $27 million in the following 10 years.

Fuel purchase agreement

On December 19, 1997, the Company entered into a fuel purchase agreement with PEMEX Refinación, under which the Company has the obligation to purchase at market price a minimum of 15,000 cubic meters and a maximum of 20,000 cubic meters per month of PEMEX diesel. The term of the agreement is indefinite but can be terminated for justified cause by each party with a written notification upon three months notice.

Fuel freight service agreement

On October 30, 2002, the Company entered into a freight service agreement with PEMEX Refinación, which will expire until 2006. Under this agreement the Company has the obligation to provide services amounting in pesos by year as shown below:

	Minimum		Maximum
2004	Ps	98,769	Ps	246,922
2005		98,769		246,922
2006		65,756		164,390

	Ps	263,294	Ps	658,234

Contingencies:

A) Value Added Tax Lawsuit

The Company has filed a claim for the refund of approximately $262 million (Ps 2,111 million) of value added tax (“VAT”) paid in connection with the Acquisition (see Note 1).

On September 25, 2002 the Mexican Magistrates Court of the First District (the “Federal Court”) issued its judgment in favor of TFM on the VAT claim, which has been pending in the Mexican Courts since 1997. The claim arose out of the Mexican Treasury’s delivery of a VAT refund certificate to a Mexican governmental agency rather than to TFM. By a unanimous decision, a three-judge panel of the Federal Court vacated a prior judgment of the Mexican Fiscal Court (Tribunal Federal de Justicia Fiscal y Administrativa) and remanded the case to the Mexican Fiscal Court with specific instructions to enter a new decision consistent with the guidance

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provided by the Federal Court’s ruling. The Federal Court’s ruling required the fiscal authorities to issue the VAT refund certificate in the name of TFM. On December 6, 2002 the upper chamber of the Mexican Fiscal Court issued a ruling denying TFM’s right to receive a VAT refund from the Government. On January 8, 2003, TFM was officially notified of the new judgment of the Fiscal Court and on January 29, 2003, filed the appropriate appeal.

On June 11, 2003 the Federal Court issued a judgment in favor of TFM against the ruling of the Fiscal Court. On July 9, 2003 TFM was formally notified by a three-judge panel of the Federal Court of its June 11, 2003 judgment, which granted TFM constitutional protection (“amparo”) against the ruling of the Fiscal Court issued on December 6, 2002, which had denied TFM the right to receive the VAT refund certificate. The Federal Court found that the VAT refund certificate had not been delivered to TFM, and confirmed the Fiscal Court’s determination that TFM had the right to receive the VAT refund certificate. The Federal Court’s ruling stated that the Mexican Treasury’s decision denying delivery of the VAT refund certificate to TFM violated the Mexican Law, and it instructed that the VAT refund certificate be issued to TFM on the terms established by Article 22 of the Mexican Fiscal Code in effect at that time.

In a public session held on August 13, 2003, the Fiscal Court issued a resolution regarding TFM’s VAT lawsuit vacating its previous resolution of December 6, 2002, and in strict compliance with the ruling issued on June 11, 2003, by the Fiscal Court, resolved that TFM had proved its case, and that a “ficta denial” occurred, declaring such denial null and void as ordered by the Fiscal Court. On August 25, 2003, TFM was formally notified by the Fiscal Court of its resolution regarding TFM’s VAT lawsuit. The resolution was the result of the unanimous vote of the nine magistrates present at the public session. The Fiscal Court ordered the issuance of the VAT refund certificate to TFM under the terms established by Article 22 of the Mexican Fiscal Code in effect in 1997. On October 13, 2003, the Mexican Tax Attorney of the Federal Government (Procuraduría Fiscal de la Federación) filed for a review of the Fiscal Court’s ruling issued on August 13, 2003. On November 5, 2003, the Federal Court found no merit to the requested review and as a result, the August 13, 2003 Fiscal Court’s ruling remained in place.

On January 19, 2004, the Mexican Treasury delivered to TFM, pursuant to the August 13, 2003 Fiscal Court ruling, a Special VAT Certificate representing the historical claim amount of Ps2,111 million.

On January 20, 2004, the Mexican Fiscal Administration Service (“Servicio de Administración Tributaria” or “SAT”) issued a provisional attachment of the Special VAT Certificate, stating that the documents that support the value of the Special VAT Certificate do not comply with applicable tax requirements. In the preliminary summation finding, the SAT noted that the Company, “... wrongfully declared a VAT receivable for Ps2,111 million, which in the Company’s opinion refers to expenses that do not comply with fiscal requirements, and therefore, are not deductible. In our view, TFM did not prove its VAT claim with corresponding documentation, which incorporates fiscal requisites as to the identity of the taxpayer, its tax identification code, address of the seller and buyer of the assets in question, and the VAT shown as separate from the principal...” and as a result, the VAT cannot be credited. TFM believes the claim has no merits and as of this date, no tax liability has been levied against TFM.

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On March 16, 2005, TFM was notified by the SAT that it had finished its audit of TFM’s 1997 tax returns. The SAT has not yet assessed any penalties or taxes against TFM as a result of this audit. As a part of the conclusion of the audit, the SAT confirmed its provisional attachment of the original value added tax refund certificate, which had been delivered to TFM on January 19, 2004.

On November 24, 2004, the Federal Appeals court ordered the issuance of the VAT refund certificate to TFM including the effects of inflation and interest on the original claimed amount. This resolution is final and cannot be appealed to a higher court. The Fiscal Court could not change, and did not change, the sense of the resolution of the Federal Appeals Court in its resolution on January 26th, 2005. The Fiscal Court ordered the Mexican Treasury to issue to TFM a certificate including inflation and interest. After applying the formula indicated in the resolution, the face value of the Certificate would be Ps12,375 million as of December 31, 2004 (approximately $1.1 billion dollars at the then exchange rate).

On February 18, 2005 a favorable written decision of the Federal Tribunal of Fiscal and Administrative Justice (the “Fiscal Court”) carrying out the mandate of the Federal Court of the First Circuit (the “Federal Appellate Court”), dated November 24, 2004, recognized TFM’s legal right to receive not only the original amount of VAT refund due from the Mexican Government (approximately Ps. 2,111 million pesos), but also for inflation and interest on that amount since 1997. In its written decision, the Fiscal Court states that TFM’s legal right to receive the fully inflated VAT refund was expressly established in the Federal Appellate Court’s prior decision in this case, issued on June 11, 2003. In implementing the June 11, 2003 and November 24, 2004 Federal Appellate Court decisions, the Fiscal Court ordered the federal tax authorities to make the VAT refund to TFM through a single certificate issued in TFM’s name, and to refund through that certificate the original amount of the VAT refund due, increased for inflation and interest from the date the tax authorities should have made the refund in 1997, until the date that the refund certificate is actually delivered to TFM. The Fiscal Court also vacated its prior decisions in this matter.

As of December 31, 2004, no gain has been reflected for financial reporting purposes.

B) The Mexican Government Put

In October 2003, Grupo TFM requested that a federal judge in Mexico provide an appropriate interpretation of the Put Agreements. When the Government opened the Mexican railroad system to private investment, it retained a 20% equity interest in TFM. The intention was to sell these shares through a public offering, at such time as the Government considered it appropriate and with approval of the Comisión Nacional Bancaria y de Valores- “CNBV”, with the objective of strengthening the market for public investments in Mexico and encouraging additional investors to invest in the capital stock of TFM.

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Additionally, TFM’s bid contained the following condition: “The franchise purchasers will be obligated to acquire the equity portion that cannot be placed in the Bolsa Mexicana de Valores- “BMV”, at the initial offering prices plus respective interest”.

The Company believes that under the Put Agreements, the Government agreed to comply with the following process in order to sell the equity interest that the Government retains in TFM:

1.	Register the TFM shares with the BMV;

2.	Receive the approval of the CNBV to exercise the put;

3.	Request that TFM provide all information necessary to place the Government’s equity stake in the equity markets; and

4.	Place the number of TFM shares it is able to in the equity markets once all necessary approvals are granted.

When the above steps are completed, the Government is to notify Grupo TFM of the number of TFM shares that could not be placed in the equity markets and is to request that Grupo TFM acquire those shares at the minimum stipulated price. The Company does not believe that any of the steps described above have been carried out. As a result, the Company believes that the Government has not yet completed the steps required for it to request that Grupo TFM acquire the equity stake in TFM held by the Government.

The price of the Government’s interest, as indexed for Mexican inflation, as of December 31, 2003 was approximately 1,570.3 million UDIS (representing Ps5,264 million, or approximately $468.4 million). This amount may not be equal to the fair market value of the Mexican Government’s interest.

Nevertheless, and notwithstanding the judicial proceeding initiated by Grupo TFM in October 2003, on October 31, 2003, the SCT requested that Grupo TFM confirm whether it intends to purchase the TFM shares subject to the put rights of the Government. Grupo TFM responded that the purchase of the Government’s shares of TFM was the subject of an ongoing judicial proceeding that had yet to be resolved. On November 3, 2003, the SCT stated in a communication to Grupo TFM that it had complied with the requirements for the exercise of its put rights as set out in the Put Agreements and that all procedures required to execute the sale of the Government’s TFM shares would be made through the SAT.

Grupo TFM requested that a federal court review the SCT’s communications with respect to the Government’s put rights. On December 16, 2003, the Fourth Administrative District Court issued an injunction ordering the parties to maintain the status quo pending judicial resolution of the dispute. In order for the injunction to be effective, the Fourth Administrative District Court required that Grupo TFM post a bond for the equivalent of six months of interest on the exercise price of the Government’s put option to be calculated at an interest rate of 6% per annum (approximately Ps160 millions or approximately $14.3 million at December 31, 2003).

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However, as no further action has been taken by the Government to enforce its rights in connection with the put shares, Grupo TFM’s obligation to post such a bond is considered discretionary under Mexican law. Consequently, Grupo TFM has elected, for the time being, not to post the bond so as not to incur unnecessary expense. Grupo TFM has the right to post the bond at any time while the amparo proceeding is pending. Grupo TFM will vigorously defend its view that the Government has not fulfilled the prescribed steps required to exercise its put rights. Although Grupo TFM believes that it will prevail in legal proceedings related to these matters, there can be no assurance that it will prevail.

The Government has the right to first put the shares to Grupo TFM although Grupo TFM has not obligation to acquire such shares. In the event that Grupo TFM does not acquire the shares, Grupo TMM and KCS, or either Grupo TMM or KCS, are obligated to purchase the Government’s interest (jointly liable). Grupo TMM and KCS have cross indemnities in the event the Government requires only one of them to purchase its interest. The cross indemnities allow the party required to purchase the Government’s interest to require the other party to purchase its pro rata portion of such interest.

In 2004, those procedures continue under litigation and therefore are pending of final resolution. No amounts have been recognized in these financial statements related to the put.

C) Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) disputes

TFM and Ferromex have not been able to agree upon the rates each of them is required to pay to the other for interline services and haulage and trackage rights. Therefore, in accordance with TFM’s rights under the Mexican railroad services law and regulations, in February 2001, TFM initiated and administrative proceeding requesting a determination of such rates by the SCT.

In September 2001, Ferromex filed a legal claim against TFM relating to the payments that TFM and Ferromex are required to make to each other for interline services and trackage and haulage rights. TFM believes that this legal claim is without merit, and that the payments for interline services and trackage and haulage rights owed to TFM by Ferromex exceed the amount of payments that Ferromex claims TFM owes to Ferromex for such services and rights. Accordingly, TFM believes that the outcome of this legal claim will not have a material adverse effect on the financial condition of TFM. On September 25, 2002, the Third Civil Court of Mexico City rendered its judgment in favor of TFM. Ferromex appealed the judgment and TFM prevailed in such appeal. Ferromex went in last resource, to the “amparo” proceedings before Federal Courts, and obtained a resolution that orders the higher local court to review the case again exclusively for the interline services. The higher local issued a new ruling which both, Ferromex and TFM claimed in a new “amparo” proceeding at the Federal Court, and which is pending resolution. TFM cannot predict whether it will ultimately prevail.

In connection with the Ferromex claim, Ferromex temporarily prevented TFM from using certain short trackage rights which TFM has over a portion of its route running from Celaya to Silao, which is the site of a General Motors plant from where TFM transports finished vehicles to the border crossing at Nuevo Laredo. Ferromex was subsequently ordered by the court to resume giving us access, and in October 2001, TFM filed a counterclaim against Ferromex relating to

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these actions. TFM has also initiated several judicial and administrative proceedings at the SCT to seek the imposition sanctions on Ferromex for violations to the trackage rights in the route from Celaya to Silao, which as of to date have not been resolved.

TFM has also initiated several administrative and judicial proceedings (including criminal actions) against Ferromex at the SCT and the relevant Federal Courts, in connection with its trackage rights in Altamira, Topo Grande-Chipinque, Guadalajara, Arellano-Chicalote, Ramos Arizpe-Encantada, and Pedro C. Morales-Cerro de la Silla. TFM cannot predict whether it will ultimately prevail on such proceedings.

In March 2002, the SCT issued its ruling in response to TFM’s request, establishing a rate to be charged for trackage rights using the criteria set forth in the Mexican railroad services law and regulations. TFM is appealing the ruling and requesting a suspension of the effectiveness of the ruling pending resolution of its appeal. TFM cannot predict whether it will ultimately prevail. TFM believes that even if the rates established in the ruling goes into effect and TFM and Ferromex begin using the long-distance trackage rights over each other’s rail line, this will not have a material adverse effect on TFM’s results of operations. A separate ruling was issued confirming TFM’s right to use the Celaya-Silao stretch of Ferromex track, which was appealed by Ferromex before Federal Courts obtaining the suspension of such ruling. TFM requested and obtained an “amparo” proceeding against such suspension and Ferromex appealed the resolution granting the “amparo” to TFM. The final resolution on the appeal of Ferromex is pending. TFM cannot predict whether it will ultimately prevail in this “amparo” proceeding as well as on the main procedure regarding TFM’s right to use the Celaya-Silao stretch of Ferromex track.

Both Ferromex and TFM have suspended the reconciliation of their balances in 2003, and have initiated several judicial and administrative proceedings in connection with the amounts payable to each other for interline services, haulage and trackage rights. Those procedures continue under litigation and therefore are pending of final resolution.

In 2004 those procedures continue under litigation and therefore are pending of final resolution.

D) Dispute between Grupo TMM and KCS

On April 20, 2003, Grupo TMM entered into the Acquisition Agreement with KCS, which owns a 49% voting interest in Grupo TFM, under the terms of which Grupo TMM was to sell its entire interest in Grupo TFM, which owns 80% of TFM and through which its railroad operations are conducted. Under the agreement, KCS was to acquire the Grupo TMM’s interest in Grupo TFM in exchange for $200 million in cash and 18,000,000 shares of common stock of KCS’s successor corporation. In addition, Grupo TMM was to have the right to receive an additional earn out of up to $175 million in cash ($180 million if KCS elected to defer a portion of the payment) in the event that the pending VAT claim against the Government by TFM was successfully resolved prior to the execution by the Government of its “put” rights in certain shares of TFM and the amount of VAT Proceeds received was greater than the purchase price of the “put” shares held by the Government. Completion of the TFM sale was subject to approval

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by (i) holders of Grupo TMM existing notes, (ii) the shareholders of KCS and (iii) the shareholders of Grupo TMM, receipt of certain governmental approvals in the United States and Mexico and other customary conditions.

On August 18, 2003, Grupo TMM’s shareholders voted to reject the Acquisition Agreement. In addition, Grupo TMM’s Board of Directors met on August 22, 2003 and voted to terminate the Acquisition Agreement.

KCS disputed Grupo TMM rights to terminate the Acquisition Agreement and alleged certain breaches by Grupo TMM of the Acquisition Agreement. Under the terms of the Acquisition Agreement, the parties submitted these disputes to binding arbitration.

In March 2003, Grupo TMM announced that the three-member panel in the arbitration proceeding between KCS and Grupo TMM concluded, in an interim award, that the rejection of the Acquisition Agreement by Grupo TMM’s shareholders in its vote on August 18, 2003, did not authorize Grupo TMM to terminate the Agreement. Accordingly, the three-member panel indicated the Agreement will remain in force and binding on the parties until otherwise terminated according to its terms or by law. In reaching the conclusion, the panel found it unnecessary to determine whether approval by Grupo TMM’s shareholders is a “condition” of the Agreement.

On December 15, 2004, KCS entered into a new Acquisition Agreement with Grupo TMM and other parties under which KCS ultimately would acquire control of TFM through the purchase of shares of common stock of Grupo TFM. Under the terms of the Acquisition Agreement, KCS would acquire all of the interest of Grupo TMM in Grupo TFM for $200.0 million in cash, 18 million shares of KCS common stock, $47.0 million in a two-year promissory note subject to satisfaction of conditions of an escrow agreement, and up to $110.0 million payable in a combination of cash and KCS Common Stock related to the Final Resolution of the VAT Claim and Put, as that term is defined in the Acquisition Agreement.

As a consequence of the new acquisition agreement of Grupo TFM all disputes between KCS and TMM would be dismissed. (See note 19).

E) Other Legal Disputes involving KCS

Several Grupo TFM and TFM board of directors meetings have taken place since August 25, 2003. KCS and certain of its representatives have initiated judicial proceedings in Mexico seeking the nullification of such board meetings. In addition, KCS has initiated another proceeding seeking the nullification of Grupo TFM’s November 24, 2003 shareholders’ meeting. The Company believes that KCS’s claims in this connection are without merit. At present, the Company has responded to all claims concerning which the Company has been served. Although the Company cannot assure the outcome of the proceedings resulting from these claims, the Company believes that none of the underlying claims initiated by KCS in Mexico, if ultimately determined in favor of KCS, will have a material adverse effect on Grupo TFM or TFM.

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As a consequence of the new acquisition agreement of Grupo TFM all disputes between KCS and Grupo TFM would be dismissed.

F) Other legal proceedings

-	The Company is a party to various other legal proceedings and administrative actions, all of which are of an ordinary or routine nature and incidental to its operations. Although it is impossible to predict the outcome of any legal proceeding, in the opinion of the Company’s Management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

-	The Company has significant transactions and relationships with related parties. Because of these relationships, in accordance with the Mexican Income Tax Law, the Company must obtain a transfer pricing study that confirms that the terms of these transactions are the same as those that would result from transactions among wholly unrelated parties. The Company has the transfer pricing study from 2003 and is in the process of updating such report.

-	In January 2004, TFM and Arrendadora TFM assumed joint and several responsibility for the prepayment of federal taxes.

-	The SAT, which is empowered to verify tax results for the last five years, is performing a review of the TFM’s 2000 and 2001 tax results. At present no final conclusion has been reached from the tax authorities; however, the Company considers that no material adverse effect would result from these reviews.

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NOTE 18 — RECONCILIATION OF DIFFERENCES BETWEEN IFRS AND U.S. GAAP:

The Company’s combined and consolidated financial statements are prepared in accordance with IFRS which differ in certain material respects from U.S. GAAP. The main differences between IFRS and U.S. GAAP, as they relate to the Company, are summarized in the following pages. An explanation is provided when considered necessary of the effects on the consolidated net income and on stockholders’ equity.

a) Reconciliation of net income

		Year ended December 31,
	Reference to
	subnote d.	2002	2003	2004
Net income (loss) under IFRS		$(7,988)	$(48,939)	$18,568
Deferred income tax (expense) benefit	i	121,738	84,379	(19,904)
Deferred employees’ statutory profit sharing expense	i	25,792	11,528	6,556
Reversal of capitalized IFRS deferred charges	ii	(231)		(494)
Reversal of IFRS amortization of deferred charges	ii	933	34	171
Depreciation of the purchase price partial step up related to Mexrail		(459)	(612)	(357)
Adjustment to carrying value of Mexrail due to disposition	iii			(19,576)
Effect of U.S. GAAP adjustments on minority interest		(29,601)	(19,076)	6,690

Net income (loss) under U.S. GAAP		$110,184	$27,314	$(8,346)

b) Reconciliation of stockholders’ equity

		December 31,
	Reference to
	subnote d.	2003	2004
Stockholders’ equity under IFRS		$663,405	$681,973
Deferred income tax	i	117,338	97,434
Deferred employees’ statutory profit sharing	i	50,221	56,777
Deferred charges, net	ii	(197)	(520)
Effect of partial step up of Mexrail, net	iii	19,933	—
Effect of U.S. GAAP adjustments on minority interest		(37,514)	(30,824)

Stockholders’ equity under U.S. GAAP		$813,186	$804,840

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c) Analysis of changes in stockholders’ equity under U.S. GAAP:

	December 31,
	2003	2004
Balance at beginning of the year	$785,872	$813,186
Net income (loss) for the year	27,314	(8,346)

Balance at end of the year	$813,186	$804,840

d) Significant quantified differences between IFRS and U.S. GAAP:

i. Deferred income tax and employees’ statutory profit sharing

Deferred income taxes in accordance with the IAS-12 (revised) require the recording of deferred taxes for temporary differences. The tax basis of the respective items includes the effects of indexing for tax purposes as permitted the tax law (primarily for non monetary items such as fixed assets, concessions and net operating loss carryforwards which is a monetary item). In addition, for IAS purposes, the calculation of the amount of book basis of the temporary differences for non monetary items is determined based on the historical dollar amounts.

U.S. GAAP prohibits recognition of deferred tax assets or liabilities for differences related to assets and liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates or the indexation for tax purposes. Consequently, for the purposes of the FAS 109 calculations, the book basis of the temporary differences in based on the historical local currency amount and the tax indexing of the non monetary items is eliminated. The impact of the U.S. GAAP adjustment reflects primarily the reduction of the deferred tax liability related to the temporary differences resulting from fixed assets and the concession asset.

In Mexico, companies are obligated to pay their employees a portion of the net income as defined by specific regulations. For U.S. GAAP purposes, deferred profit sharing liabilities or assets would be recorded for temporary differences that may arise in the determination of the current liability based on the statutory rate of 10%. In the case of Grupo TFM, these temporary differences are the same as those that exist for deferred income tax purposes. IFRS do not require the establishment of assets or liabilities for these differences.

Company recognizes deferred profit sharing taxes for the 10% profit sharing effect of temporary differences and NOLs. The Tax Authorities had challenged the company’s calculation of deferred profit sharing in the late 1990’s, but the Company prevailed with a Supreme Court ruling in 1999, followed by a Tax Authority Release acknowledging the Company’s ability to continue to calculate profit sharing the way they had been, as well as the Company’s ability to utilize NOL carryforwards in the calculation of Profit Sharing. Due to a technical amendment to the Tax Law in 2002, the Tax Authorities have been able to reassert their earlier objections. At this time, their objections are limited to whether the Company may deduct NOL carryforwards in

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the calculation of the Profit Sharing. The Company, after consultation with legal counsel, believes that the Constitution supports the Company’s ability to deduct NOL’s. Given this, and the Supreme Court’s earlier ruling, the Company believes the Tax Authorities claims are without merit.

The differences in the net deferred income tax and employees’ statutory profit sharing net assets determined under U.S. GAAP and IFRS at December 31, 2003 and 2004 are summarized below:

	Deferred income		Deferred profit
	tax assets		sharing tax assets
	2003	2004	2003	2004
Amounts recorded under IFRS	$78,845	$100,870
Amount determined under U.S. GAAP	196,183	198,304	$50,221	$56,777

Net difference	$(117,338)	$(97,434)	$(50,221)	$(56,777)

Under both IFRS and U.S. GAAP, employee profit sharing would be considered as operating expense.

ii. Deferred financing charges

During 2004, the Company incurred certain legal expenses totaling $494 related to the amended FARCA agreement which is more fully described in Note 9. In addition during 2002, the Company incurred and capitalized certain legal expenses totaling $231 related with the $180,000 senior notes described in Note 9. Under U.S.GAAP, such legal fees should be expensed as incurred. The U.S. GAAP adjustments reflect the reversal of the amounts capitalized under IFRS. In addition, the U.S. GAAP adjustments reflect the reversal of the amortization recognized under IFRS which totaled $34 and $171 for the years ended December 31, 2003 and 2004, respectively.

Additionally, the U.S. GAAP reconciliation for the year ended December 31, 2002 reflects the final amortization of $933 for costs capitalized under IFRS in prior years.

iii. Mexrail transaction

As more fully described in Note 1, on March 27, 2002, Grupo TMM and KCS sold their respective interests in Mexrail to TFM for an aggregate purchase price of $64 million. Under U.S. GAAP, TFM has recorded this transaction pursuant to SFAS No. 141 “Business Combinations” with partial fair value step-up (49%), being recognized for the assets and liabilities being acquired for the portion deemed purchased from KCS. Thus, the excess amount was recorded as an increase of fixed asset of $20,557 and a corresponding deferred income tax

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liability for $9,249. For the years ended December 31, 2004, 2003 and 2002, the additional U.S. GAAP depreciation on this step up adjustment amounted to $357, $612 and $459, respectively. The portion sold by Grupo TMM to TFM (51%) was accounted for on a historical carryover basis since both Mexrail and TFM are under the common control of Grupo TMM (the accounting would not differ from that under IFRS as recorded).

As more fully described in Note 1, Grupo TMM and TFM entered into a new Stock Purchase Agreement dated August 16, 2004 (“New Mexrail Stock Purchase Agreement”). Pursuant to the terms of that agreement, KCS purchased from TFM 51% of the outstanding share of Mexrail for $32.7 million. KCS is obligated to purchase the remaining shares of Mexrail owned by TFM on or before October 31, 2005 at a fixed price of $31.4 million.

Under IFRS, Grupo TFM recorded a net gain on the sale of the 51% to KCS in the amount of $3.1 million whereas under U.S. GAAP, the sale of the initial 51% would have resulted in a net loss of $6.8 million, due to the higher carrying value of the investment. In addition, given that the sale price for the remaining 49% is fixed and determinable, for U.S. GAAP purposes, the carrying value of the remaining 49% was written down to the expected proceeds of $31.4 million, for an additional U.S. GAAP loss amount of $5.4 million. Under IFRS, the benefit of call option for the sale of the remaining 49% was recognized which was not recognized for U.S. GAAP purposes.

At December 31, the net carrying value of Mexrail is as follows:

	2003	2004
IFRS	$14,565	$31,398

US GAAP	34,141	31,398

	$19,576	—

Under IFRS, the remaining 49% interest in Mexrail was classified as a receivable including the value of the call option, whereas as under US GAAP, the investment would be classified as an investment recorded at cost.

e) Other U.S. GAAP presentation differences

i. Earnings per share

The weighted average number of shares outstanding for the years ended December 31, 2002, 2003 and 2004 was 9,011,069; 7,585,100 and 7,585,100, respectively. The net income (loss) per share (basic and diluted) under U.S. GAAP was $12.23 in 2002, $3.60 in 2003 and ($1.10) in 2004.

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ii. Intangible assets and long-lived assets

In accordance with IFRS, impairments are recognized using discounted operating cash flows, while under U.S. GAAP the Company must use undiscounted cash flows as of the first step assessing impairment.

iii. Deferred financing costs

For U.S. GAAP purposes costs of issuing debt should be deferred as an asset and amortized by periodic charges to the income statement using the interest method over the life of the debt. Under IFRS, those costs are presented net from the debt proceedings.

f) Effect of recently issued accounting standards as they relate to the Company.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs. The statement amends Accounting Research Bulletin (ARB) No. 43, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material.
ARB No. 43 previously stated that these costs must be so abnormal as to require treatment as current-period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of so abnormal. In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted for fiscal years beginning after the issue date of the statement. The adoption of SFAS No. 151 is not expected to have any impact on the Company’s current financial condition or results of operations.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting for Non-monetary Transactions, is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have any impact on the Company’s current financial condition or results of operations.

In December 2004, the FASB revised its SFAS No. 123 (SFAS No. 123R), Accounting for Stock Based Compensation. The revision establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. The revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the employee is required to provide service in exchange for the award. Change in fair value during the requisite service period are to be

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recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements issued for the first interim or annual reporting period beginning after June 15, 2005, with early adoption encouraged. The adoption of SFAS 123R will not have material impact on the consolidated financial statements.

In March 2004, the Emerging Issues Task Force (EITF) ratified EITF Issue No. 03-1 (EITF 03-1). The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. EITF 03-1 provides a three-step process for determining whether investments, including debt securities, are other than temporarily impaired and requires additional disclosures in annual financial statements. The recognition and measurement guidance in Issue 03-1 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The Company does not expect the adoption of EITF 03-1 to have a material impact on its financial position or results of operations because the Company does not hold any applicable investments.

In June 2004, the FASB issued Emerging Issues Task Force Issue No. 02-14 (“EITF 02-14”), “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock. “EITF 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The accounting provisions of EITF 02-14 are effective for reporting periods beginning after September 15, 2004. We do not expect the adoption of EITF 02-14 to have a material impact on our consolidated financial position, results of operations or cash flows.

In November 2004, the EITF reached a final conclusion on Issue 04-8, Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect of Diluted Earnings per Share. This issue addresses when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share calculations. The EITF ´s conclusion is that the market price trigger should be ignored and that these securities should be treated as convertible securities and included in diluted earnings per share regardless or whether the conversion contingencies have been met. EITF Issue No. 04-8 is effective for periods ending after December 15, 2004 and would be applied by retrospectively restating previously reported diluted earnings per share. The adoption of EITF Issue No. 04-8 did not have a material impact on our consolidated financial position, results of operations or cash flows.

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g) Consolidations of Variable Interest Entities

In January 2003 the FASB issued FASB Interpretation 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46). FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the asset, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. FIN 46 is effective immediately for VIEs created after January 31, 2003 and is effective beginning in the third quarter of 2003 for VIEs created prior to issuance of the interpretation.

In December 2003, the FASB issued a revision to Interpretation No. 46, “Consolidation of Variable Interest Entities”, or “Interpretation 46R”. Interpretation 46R provides additional guidance. The adoption of Interpretation No. 46 did not have a material impact on our consolidated financial position, results of operations or cash flows.

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h) Condensed combined and consolidated balance sheets and income statements

The following condensed combined and consolidated balance sheets and income statements reflect the effects of the principal differences between IFRS and U.S. GAAP:

	Condensed combined
	and consolidated
	Balance Sheets

	December 31,
	2003	2004
Total current assets	$221,815	$252,659
Long-term account receivable	1,350	1,233
Concession rights and related assets — Net	1,174,217	1,130,917
Property, machinery and equipment — Net	660,294	558,669
Deferred income taxes and employees’ statutory profit sharing	238,474	255,081
Other non-current assets	37,514	36,403

Total assets	$2,333,664	$2,234,962

Total short-term liabilities	$358,829	$211,402
Total long-term liabilities	806,660	865,399

Total liabilities	1,165,489	1,076,801

Minority interest	354,989	353,321

Capital stock	807,008	807,008
Treasury Shares	(204,904)	(204,904)
Effect on purchase of subsidiary shares	(17,115)	(17,115)
Retained earnings	228,197	219,851

Total stockholders’ equity	813,186	804,840

Total liabilities and stockholders’ equity	$2,333,664	$2,234,962

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	Condensed combined
	and consolidated
	Statements of Income

	Years ended December 31,
	2002	2003	2004
Transportation revenues	$712,140	$698,528	$699,224
Cost and expenses	541,254	558,481	570,861

Income on transportation	170,886	140,047	128,363

Other expenses — Net	(12,990)	(32,755)	(22,309)

Operating income	157,896	107,292	106,054

Net financing cost	(113,226)	(124,827)	(111,352)

Income (loss) before provision for deferred income taxes and minority interest	44,670	(17,535)	(5,298)

Equity method in associates	1,269	282	41
Current income tax		(10,763)	(7,630)
Deferred income tax benefit (expense)	91,505	62,252	2,920
Minority interest	(27,260)	(6,922)	1,621

Net income (loss) for the year	$110,184	$27,314	$(8,346)

NOTE 19 — SUBSEQUENT EVENT:

The shareholders of Grupo TMM approved unanimously the Board of Directors’ recommendation to sell TMM’s 51 percent voting interest in Grupo TFM to KCS at a shareholder meeting held on January 11, 2005.

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